Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Reilly Ph: 617 914 6524	Elan Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

BIOGEN IDEC AND ELAN PROVIDE UPDATE ON UTILIZATION, SAFETY AND
TOTAL PATIENT EXPOSURE OF TYSABRI® IN PATIENTS
WITH MULTIPLE SCLEROSIS

-- More than 21,000 patients on commercial and clinical therapy worldwide --

Cambridge, MA and Dublin, Ireland – January 7, 2008 – Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) today announced new data on the global utilization, safety and overall patient exposure of TYSABRI® (natalizumab).  As of late December 2007, more than 21,000 patients were on commercial and clinical therapy worldwide.  To date, the safety data continue to support a favorable benefit-risk profile for TYSABRI.  These data will be presented today at 4:00 p.m. PST at the 26th Annual JPMorgan Healthcare Conference in San Francisco.

According to data available to the companies as of late December 2007:
•	In the US, approximately 12,900 patients were on TYSABRI therapy commercially and approximately 2,500 physicians have prescribed the therapy;
•	Internationally, approximately 7,500 patients were on TYSABRI therapy commercially;
•	In global clinical trials, approximately 700 patients were on TYSABRI therapy;and
•	There have been no cases of progressive multifocal leukoencephalopathy (PML) since re-launch in the USand launch internationally in July 2006.

In addition, as of mid-December 2007:
•	Cumulatively, in the combined clinical trial and postmarketing settings, up to30,900 patients have been treated with TYSABRI; and
•	Of those patients, up to6,300 have received at least one year of TYSABRI therapy.

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Page 2    Biogen Idec and Elan Provide Update on Utilization, Safety and Total Patient Exposure of TYSABRI in patients with MS

TYSABRI is available in the United States through the TOUCH™ Prescribing Program.  All US prescribers, infusion sites and patients receiving TYSABRI are required to enroll in TOUCH.  Safety information is also collected through ongoing clinical trials and registries, including TYGRIS and the pregnancy registry, making this the largest long-term patient follow-up effort undertaken for any MS therapy.

About TOUCH and TYGRIS
Before initiating treatment, all US patients, prescribers and infusion sites must be enrolled in the TOUCH Prescribing Program (TYSABRI Outreach: Unified Commitment to Health). TOUCH is designed to determine the incidence of and risk factors for serious opportunistic infections (OIs), including PML, and to monitor patients for signs and symptoms of PML while promoting informed benefit-risk discussions prior to initiating TYSABRI treatment.  Physicians report on PML, other serious OIs, deaths and discontinuation of therapy on an ongoing basis.

TYGRIS (TYSABRI Global ObseRvation Program In Safety) is expected to enroll 5,000 patients worldwide, including approximately 3,000 patients from TOUCH.  Patients in TYGRIS are evaluated at baseline and every six months thereafter for five years. Researchers will evaluate data including medical/MS history; prior TYSABRI use; prior use of immunomodulatory, antineoplastic, or immunosuppressive agents; and all serious adverse events, including PML and other serious OIs, and malignancies.

Adverse event reporting in the post-marketing setting is voluntary.  It is possible that not all reactions have been reported, or that some reactions are not reported to Biogen Idec or Elan in a timely manner.

About TYSABRI
TYSABRI is a treatment approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union. According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Herpes infections were slightly more common in patients treated with TYSABRI. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, and rash.

In addition to the United States and European Union, TYSABRI is also approved for MS in Switzerland, Canada, Australia, New Zealand and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

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Page 3    Biogen Idec and Elan Provide Update on Utilization, Safety and Total Patient Exposure of TYSABRI in patients with MS

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations.  The commercial potential of TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by the FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, that the companies may encounter other unexpected hurdles, or that new therapies for MS with better efficacy or safety profiles or more convenient methods of administration are introduced into the market.  Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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